SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 13, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Charges of Embezzlement

1. Details

Final Supreme Court ruling on embezzlement charges against 10 former executives

- Subject: Hyeon-mo Ku (former CEO) and 9 others

- Ruling: Appeal dismissed by Supreme Court, upholding lower court’s acquittal

2. Amount of embezzlement	Confirmed amount(KRW)	-
	Total equity(KRW)	17,996,548,111,498
	Percentage of equity(%)	-
3. Future measures		-
4. Date of determination		2025-06-12
5. Date of confirmation		2025-06-13
6. Additional details relevant to investment consideration

- ‘Confirmed amount(KRW) of Item 2 above is indicated as “-” pursuant to the acquittal.

- ‘Total equity(KRW)’ of Item 2 above refers to the consolidated total equity as of the end of 2024.

- ‘Future measures’ of Item 3 above is indicated as “-” as the Supreme Court verdict is final.